FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June, 2006

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             TDK Corporation
                                             (Registrant)

June 29, 2006
                                        BY:  /s/ Michinori Katayama
                                             Michinori Katayama
                                             Senior Vice President ,
                                             General Manager
                                             Corporate Communications Department
                                             Administration Group


(Translation)

To:    Shareholders

                                                                   June 29, 2006


                                                 TDK Corporation (the "Company")
                                                        13-1, Nihonbashi 1-chome
                                                                  Chuo-ku, Tokyo
                                                                   Hajime Sawabe
                                                                Chairman and CEO

                            NOTICE OF RESOLUTIONS OF
               THE 110TH ORDINARY GENERAL MEETING OF shareholders

Dear Madams/Sirs:


         You are hereby notified that the following matters were reported and resolved upon at the 110th Ordinary General Meeting of Shareholders held today.

                                  Particulars

Matters Reported:

1.   Report  on  the  Business  Report,   Non-Consolidated   Balance  Sheet  and
     Non-consolidated Statement of Income for the 110th Fiscal Year (from April 1, 2005 to March 31, 2006).

2.   Report on the  Consolidated  Balance  Sheet and  Consolidated  Statement of
     Income, and Report on the Results of Audit for Consolidated Financial Statements for the 110th Fiscal Year by Accounting Auditors and the Board of Corporate Auditors (from April 1, 2005 to March 31, 2006).

     The contents of the matters stated in 1 and 2 above were reported.

Matters Resolved:

First Item:    Approval of Proposal for Appropriation of Retained Earnings for
               the 110th Fiscal Year
               This proposal was approved and resolved as  originally  proposed.
               It was  decided  that  the  year-end  dividend  is Y50 per  share
               (including the interim dividend, the total dividend is Y90 per share).

Second Item:   Partial Amendments to Articles of Incorporation
               This proposal was approved and resolved as voriginally  proposed.
               In accordance with the enforcement of the "Law regarding the Partial Amendments to the Commercial Code, etc. to Introduce
               Electronic  Public  Notice  System" (Law No. 87,  2004),  and the
               "Corporate  Law" (Law No. 86,  2005) and the "Law  regarding  the
               Development  of Laws Related to the  Enforcement of the Corporate
               Law" (Law No. 87, 2005), the Company newly established, modified and deleted provisions required under these laws.

Third Item:    Decision of the Amounts and Details of Remuneration to
               Directors as the Means of Stock Option Scheme
               This  proposal was approved and resolved  asoriginally  proposed.
               The Company will establish an upper limit of Y137 million per year for stock acquisition rights to be granted as stock options to Directors as remunerations.

Fourth Item:   Issuance of Stock Acquisition Rights as Stock Option Scheme
               for Stock-Linked Compensation Plan
               This proposal was approved and resolved as  originally  proposed.
               The Company is able to issue stock acquisition rights with a maximum of 15,800 shares of common stock of the Company to Corporate Officers as a stock option scheme for a stock-linked compensation plan, pursuant to the regulations of Articles 236, 238 and 239 of the Corporate Law of Japan.

Fifth Item:    Issuance of Stock Acquisition Rights as Stock Option Scheme
               This proposal was approved and resolved as  originally  proposed.
               The Company is able to issue stock acquisition rights with a maximum of 120,000 shares of common stock of the Company to executive managers of the Company, and directors and executive managers of subsidiaries of the Company as a stock option scheme for a stock-linked compensation plan, pursuant to the regulations of Articles 236, 238 and 239 of the Corporate Law of Japan.

Sixth Item:    Election of seven (7) Directors
               This proposal was approved and resolved as  originally  proposed.
               Each of Messrs. Hajime Sawabe,  Takehiro Kamigama,  Jiro Iwasaki,
               Shinji Yoko, Takeshi Nomura, Yasuhiro Hagihara and Seiji Enami was re-elected and re-assumed the office of Director. Mr.
               Yasuhiro Hagihara is an outside Director as prescribed in Article
               2, Item 15 of the Corporate Law of Japan.

                                                                        - End -


          -----------------------------------------------------------

         After the closing of this Ordinary General Meeting of Shareholders, Messrs. Hajime Sawabe and Takehiro Kamigama were respectively elected and assumed the office of Chairman and CEO, and President and COO upon resolution of the Board of Directors held on the same day.
          -----------------------------------------------------------

         After the closing of this Ordinary General Meeting of Shareholders, Messrs. Masaaki Miyoshi and Takuma Otsuka were respectively elected and assumed the office of Corporate Auditors upon resolution of the Board of Corporate Auditors held on the same day.
          -----------------------------------------------------------

                              Payment of Dividends

         With respect to the payment of the year-end dividends pursuant to the resolution of the 110th Ordinary General Meeting of Shareholders, please receive the dividends at the nearest post office by filling in the "notice of payment by postal transfer" enclosed herewith and affixing your registered seals thereto.

         For the stockholders who have requested transfer to the respective bank accounts, the statement of dividends and the confirmation of designated bank accounts are enclosed herewith. We kindly request you to check the matters stated therein.

                                  Particulars:

1.Date of Payment:        from June 30, 2006 (Friday)
                          to July 31, 2006 (Monday) (Japan time)

2.Year-end Dividend:      Y50 per share

3.Payment Handling Office:Please receive the dividend during the designated period (up to July 31, 2006)
                          at the nearest post office in Japan


                                                                        - End -